8607 Roberts Drive Suite 250 Atlanta, GA 30350 Telephone: (770) 645-4800

March 8, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention:	Mr. John Hartz
Senior Assistant Chief Accountant

Re:	Form 10-K for the Fiscal Year Ended September 27, 2009
Form 10-Q for the Fiscal Quarter Ended December 31, 2009
BWAY Holding Company: File No. 001-33527
BWAY Corporation: File No. 001-12415

Dear Mr. Hartz:

On behalf of BWAY Holding Company and BWAY Corporation (together, the “Company,” “we,” or “our”), we respectfully submit this letter in response to the comments received from the Staff that were contained in your letter dated February 22, 2010 (the “comment letter”).

In connection with the Company’s responses to the comment letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are our responses to the comments in the comment letter. For ease of reference, we have repeated each comment contained in the comment letter below in italics. Our response follows each comment. Page numbers refer to page numbers of the applicable filing.

Form 10-K for the Fiscal Year Ended September 27, 2009

Item 6 — Selected Financial Data, page 20

SEC Comment No. 1:

We note that you present four non-GAAP measures within Item 6 of your Form 10-K. Please address each of the following points in future filings:

Mr. John Hartz

U.S. Securities and Exchange Commission

March 8, 2010

•

We note that you exclude items you characterize as being “non-recurring” in footnote 18 on page 23. However, we further note that you have recognized restructuring and impairment charges in all five fiscal years presented. In future filings, please ensure that your explanation of all the adjustments being made to net income, as determined in accordance with US GAAP, and the purpose of the measures are properly characterized. Please refer to Item 10(e)(1)(ii)(B) of Regulation S-K. For additional guidance on this issue, please see Question 102.03 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

•

For each of the four non-GAAP measures presented, please include, with equal or greater prominence, the most directly comparable financial measure(s) calculated and presented in accordance with US GAAP. For those measures that are presented as liquidity measures in addition to performance measures, the three major categories of the statement of cash flows should be presented. Refer to Item 10(e)(1)(i) of Regulation S-K. For additional guidance, please also refer to Questions 102.06, 103.01 and 103.02 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

•

We note your presentation of the ratios total debt / Adjusted EBITDA and Adjusted EBITDA / Cash paid for interest. Please include disclosure that explains the purpose for the presentation of these two measures, including why the measures provide useful information to investors. Please note that if these two measures are being presented for debt covenant purposes, the actual measure, as defined in the credit agreement, should be presented. In this regard, we note your statement that Adjusted EBITDA differs from “Consolidated EBITDA,” as defined in your credit agreement and the indenture governing the notes, and is used to calculate the financial ratios included in your debt covenants. For additional guidance on providing investors with information regarding material terms of credit agreements, please refer to the guidance in Section 501.13.c of the Financial Reporting Codification and Question 102.09 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

Response:

In future filings, we will clarify our definition of “Adjusted EBITDA” by removing the language “and other items management believes are of a non-recurring nature” to avoid any confusion that we are characterizing restructuring and impairment charges as being “non-recurring” adjustments to a non-GAAP performance measure in contravention of Item 10(e)(1)(ii)(B) of Regulation S-K.

In future filings, we will include with our presentation of non-GAAP measures, with equal or greater prominence, the most directly comparable financial measure(s) calculated and presented in accordance with US GAAP. For those measures that are presented as liquidity measures in addition to performance measures, we will also present the three major categories of the statement of cash flows.

In future filings, we will present the consolidated interest coverage ratio and the consolidated total leverage ratio, each as defined in our credit agreement, instead of the ratios of total debt / Adjusted EBITDA and Adjusted EBITDA / Cash paid for interest as previously presented.

Mr. John Hartz

U.S. Securities and Exchange Commission

March 8, 2010

The following disclosure is indicative of the disclosure we intend to provide in future filings under “other financial data” in Item 6, which appeared on page 21 of our Form 10-K. The actual disclosure will include data for all required periods.

2009
Other Financial Data
Adjusted EBITDA (18)	$125.0
Capital expenditures	18.5
Cash paid for interest	29.0
Consolidated interest coverage ratio (19)	4.14
Consolidated total leverage ratio (19)	3.01

The following disclosure is indicative of the disclosure we intend to provide in future filings related to notes (18) and (19) to the table, which appeared on pages 21 - 25 of our Form 10-K. The actual disclosure will include data for all required periods.

(18) Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA are financial measures not recognized under GAAP. When presenting non-GAAP financial measures, we are required to reconcile the non-GAAP financial measures with the most directly comparable GAAP financial measure or measures. In the table below, we reconcile EBITDA and Adjusted EBITDA to net income (loss) and to the three major categories of the statement of cash flows. Adjusted EBITDA differs from the term “EBITDA” as that term may be commonly used. We define Adjusted EBITDA, generally, as net income (loss) adjusted for, to the extent deducted or added in calculating net income (loss), as the case may be: interest expense, income tax expense, depreciation and amortization, cumulative effect of change in accounting principle, compensation charges (whether cash or non-cash) resulting from the repurchase of stock options or other equity interests, restructuring charges, amortization of manufacturer’s profit in beginning inventory due to purchase accounting, and expenses related to an equity offering.

We present Adjusted EBITDA because it is one of the measures management uses to assess financial performance and it is a metric used in our management short-term incentive plan. We believe that companies in our industry use measures of EBITDA as common performance measurements. We also believe that securities analysts, investors and other interested parties frequently use measures of EBITDA as financial performance measures and as indicators of ability to service debt obligations. While providing useful information, measures of EBTIDA, including Adjusted EBITDA, should not be considered in isolation or as a substitute for consolidated statement of operations and cash flows data prepared in accordance with GAAP and should not be construed as an indication of a company’s operating performance or as a measure of liquidity. Adjusted EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. In addition, “EBITDA” or “Adjusted EBITDA” presented by other companies may not be comparable to our presentation, since each company may define these terms differently.

Mr. John Hartz

U.S. Securities and Exchange Commission

March 8, 2010

2009
Reconciliation of Adjusted EBITDA to Net Income (Loss)
Net income (loss)	$23.5
Cumulative effect of change in accounting principle, net of tax	—
Interest expense, net	35.1
Provision for income taxes	11.2
Depreciation and amortization (a)	44.8

EBITDA	114.6
Adjustments
Settlement of stock options (b)	—
Restructuring and impairment charge (c)	5.6
Amortization of manufacturer’s profit in beginning inventory	—
IPO related expenses (d)	—
Adjustments to allowance for doubtful accounts (e)	—
Loss on extinguishment of debt	4.8

Adjusted EBITDA	$125.0

Reconciliation of Adjusted EBITDA to Statement of Cash Flow Information
Adjusted EBITDA	$125.0
Interest expense, net	(35.1)
Provision for income taxes	(11.2)
Amortization of debt issuance costs	2.2
Amortization of debt discount	2.0
Change in other operating assets, liabilities and other	(11.6)
Amortization of manufacturer’s profit in beginning inventory	—
IPO related expenses (f)	—

Net cash provided by operating activities (g)	$71.3

(g) EBITDA and Adjusted EBITDA do not affect net cash used in investing activities or net cash used in financing activities as presented using GAAP.

(19) We are required to maintain a minimum “consolidated interest coverage ratio,” as defined in the credit agreement, and to not exceed a maximum “consolidated total leverage ratio,” as defined in the credit agreement. The calculation of these ratios is based on “consolidated EBITDA,” which, as defined in the credit agreement, permits certain adjustments including cash restructuring charges. However, these adjustments, including cash restructuring charges, are limited over a certain period or in the aggregate. At September 27, 2009, our required consolidated interest coverage ratio was a minimum of 3.05 and our required consolidated total leverage ratio was a maximum of 3.55. These ratios are determined at the end of each quarter

Mr. John Hartz

U.S. Securities and Exchange Commission

March 8, 2010

based on the preceding 12 months. See Note 9, “Long-Term Debt,” of Notes to Consolidated Financial Statements in Item 8, “Financial Statements and Supplementary Data.”

Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 36

SEC Comment No. 2:

In future filings, given the significance of your long-term debt containing financial covenants, please consider including the actual ratios for the consolidated interest coverage ratio and the consolidated total leverage ratio in addition to the minimum/maximum ratios as of the most recent balance sheet date. Such a presentation will allow investors to more easily understand your current ability to meet, and continue to meet, your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c of the Financial Reporting Codification for guidance.

Response:

In future filings, we will include the actual ratios for the consolidated interest coverage ratio and the consolidated total leverage ratio in addition to the minimum/maximum ratios as of the most recent balance sheet date.

The following disclosure is indicative of the disclosure that would first appear under “Liquidity and Capital Resources” on page 36 of our Form 10-K.

Our long-term debt, including available revolving credit facilities and certain covenants and restrictions, is discussed in Note 9, “Long-Term Debt,” of Notes to Consolidated Financial Statements in Item 8, “Financial Statements and Supplementary Data.” At September 27, 2009, we were in compliance with our debt covenants, including a consolidated interest coverage ratio of 4.14, which exceeded the minimum required ratio of 3.05 and a consolidated total leverage ratio of 3.01, which was less than the maximum required ratio of 3.55. With certain exceptions, we are prohibited by our long-term debt arrangements from paying cash dividends, including cash dividends between BWAY and BHC.

Critical Accounting Policies, 41

Goodwill and Other Intangible Assets, page 41

SEC Comment No. 3:

In future filings, to the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value, and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each reporting unit:

•	Identify the reporting unit

Mr. John Hartz

U.S. Securities and Exchange Commission

March 8, 2010

•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

•	The amount of goodwill allocated to the reporting unit.

•	A description of the assumptions that drive the estimated fair value.

•

A discussion of any uncertainties associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that deviate from your historical results, please include a discussion of these assumptions.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

•	Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response:

In future filings, to the extent that any of our reporting units have estimated fair values that are not substantially in excess of their carrying value, and goodwill for these reporting units, in the aggregate or individually, could materially impact our operating results, we will provide, to the extent applicable, the additional disclosures noted in the Staff’s comment. If we determine that estimated fair values substantially exceed carrying value for all of our reporting units, we will disclose that determination.

The following is indicative of the disclosure that would have appeared at top of page 42 of our Form 10-K:

We have two reporting units that have goodwill: metal packaging and plastic packaging. Fair value estimates are based on discounted future cash flows and market multiples. The goodwill impairment test involves two steps. In the first step, the fair value of a reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds its carrying value, then no further testing is required. For purposes of the first test, the fair value of a reporting unit determined in a prior year may be carried forward under certain circumstances. If the carrying value of a reporting unit exceeds its fair value, however, a second step is required to determine the amount of the impairment charge, if any. An impairment charge is recognized if the carrying value of a reporting unit’s goodwill exceeds its implied fair value. In our annual impairment test for the fiscal year ended September 27, 2009, we determined that the estimated fair value for all of our reporting units substantially exceeded their carrying value.

Mr. John Hartz

U.S. Securities and Exchange Commission

March 8, 2010

Item 8 — Financial Statements and Supplementary Data, page 45

Note 14 — Employee Benefit Obligations, page 78

SEC Comment No. 4:

In future filings, please disclose the amounts you have recognized in your balance sheet for the funded status of your pension and postretirement benefit plans, showing separately the assets and current and noncurrent liabilities recognized. See paragraph c. of FASB ASC 715-20-50-1 for guidance.

Response:

In future filings, we will disclose the amounts we have recognized in our balance sheet for the funded status of our pension and postretirement benefit plans, showing separately the assets and current and noncurrent liabilities recognized, as applicable.

The following is indicative of the disclosure that would have appeared on page 79 of our Form 10-K:

The following table reflects the amounts recognized in the balance sheet at September 27, 2009 and September 28, 2008:

	Pension Benefits		Other Benefits
	2009	2008	2009	2008
Current liabilities	$—	$—	$(0.5)	$(0.5)
Noncurrent liabilities	(14.0)	(3.5)	(7.0)	(6.3)

Funded status	$(14.0)	$(3.5)	$(7.5)	$(6.8)

Note 17 — Commitments and Contingencies, page 85

Litigation, page 86

SEC Comment No. 5:

We note that one of your subsidiaries is involved with several lead-related personal injury cases. We further note your statements that you expect additional litigation to be filed against your subsidiary and that the resolution of these cases may have a material adverse effect on your financial position, results of operations, and/or cash flows. In SAB Topic 5:Y, we state that we believe certain contingencies are of such significance that detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of related liabilities are necessary to prevent financial statements from omitting important information and to fully inform readers regarding the range of reasonably possible outcomes that could have a material effect on a registrant’s financial condition, results of operations, or liquidity. As such, please revise your disclosure in future filings to fully address the following:

•	The period when the subsidiary first became involved in the lead-related personal injury cases.

•	A rollforward of number of claims for each of the periods presented that includes, at a minimum, new actions/suits, settlements, and dismissals.

Mr. John Hartz

U.S. Securities and Exchange Commission

March 8, 2010

•	The amount or range of amounts claimed for each period presented and the average costs per settled case.

•

The aggregate legal fees and expenses incurred and the aggregate settlement amounts for each period presented, as applicable, including the amounts paid by those providing you with indemnifications/insurance coverage.

•	Any additional information management believes would be useful for investors to understand the underlying risks of the contingent liability.

Refer to Question 2 of SAB Topic 5:Y for guidance. Please provide us with the disclosures you intend to include in future filings.

Response:

Although we provided additional disclosure of the lead-related personal injury cases in Item 3, “Legal Proceedings” of our Form 10-K beginning on page 18, we did not provide similar language in Note 17 of the financial statements.

In future filings, we will provide additional disclosure related to this litigation in the notes to our financial statements, beginning with our quarterly report on Form 10-Q for the quarter ended March 31, 2010. The additional disclosure will be consistent with the following, but updated for any future developments:

Wisconsin Personal Injury Lawsuits

In 2006, our Armstrong Containers, Inc. (“Armstrong”) subsidiary was named in thirty-three (33) lead paint related personal injury lawsuits in Wisconsin. Since that time, all but six (6) of these cases have been dismissed, leaving only the Godoy, Burton, Clark, Gibson, Stokes and Owens cases, each previously disclosed. Burton, Clark, Gibson, Stokes and Owens were all previously stayed pending the resolution of an appeal in Godoy to the Wisconsin Supreme Court. The Wisconsin Supreme Court has affirmed the trial court’s dismissal of plaintiffs’ design defect claim, and Godoy has returned to the trial court and the stays in the other cases have been lifted. The dismissal of plaintiff’s design defect claim still leaves plaintiff in this action with a failure to warn claim pending. The parties now are engaging in discovery in these cases.

In January 2010, an additional lead paint related personal injury case was filed against Armstrong, as well as other defendants, in the United States District Court for the Eastern District of Wisconsin (Sifuentes). This case is substantially similar to the other cases noted above and brings the total number of open cases related to this litigation to seven (7). There were [no other] actions filed, settled or otherwise dismissed during the three and six months ended March 31, 2010.

The amount of each claim pending is unknown and no cases to date have been settled.

Armstrong has been named as one of several defendants in the lead paint related personal injury cases based upon allegations related to its alleged corporate predecessor’s products that predated our ownership of Armstrong.

Mr. John Hartz

U.S. Securities and Exchange Commission

March 8, 2010

The lawsuits have been tendered to Armstrong’s insurers, for which Armstrong had insurance policies in place during the potentially relevant period. The various insurers are participating in the defense of the cases.

Although we continue to believe that we have valid defenses against the plaintiffs in the lead paint related personal injury litigation, litigation is inherently subject to many uncertainties. We cannot predict with any degree of certainty the potential liability or likelihood of the outcome of this litigation. In addition, because of the dismissal of prior cases, we are unable to provide additional information concerning the underlying risks of the lead paint related personal injury cases. At March 31, 2010 and September 27, 2009, we had [not accrued any amounts] for lead paint related personal injury claims.

We continue to incur certain legal fees and expenses that are not covered by insurance. During the three and six months ended March 31, 2010, we incurred approximately $[x.x] million and $[x.x] million, respectively, in legal fees and expenses related to this litigation. During the three and six months ended March 29, 2009, we incurred approximately $[x.x] million and $[x.x] million, respectively, in legal fees and expenses related to this litigation.

Note 19 — Supplemental Guarantor Subsidiaries Information, page 89

SEC Comment No. 6:

In future filings, please revise your disclosure of the guarantor subsidiaries to state that the subsidiaries are 100% owned by the parent company, if correct. Please also include this disclosure in the footnotes to your financial statements included in your quarterly reports. Refer to Rule 1-02(aa) of Regulation S-X and Rule 3-10(f)(1) of Regulation S-X (FASB ASC 470-10-S99-1) for guidance.

Response:

The guarantor subsidiaries are 100% owned, either directly or indirectly, by the parent company. In future filings, including disclosures in the footnotes to our financial statements included in our quarterly reports, we will revise our disclosure related to supplemental guarantor subsidiaries information to state that the guarantor subsidiaries are 100% owned by the parent company.

The following is indicative of the disclosure that would have appeared on page 89 of our Form 10-K:

The 2014 Notes are guaranteed on a full, unconditional joint and several basis by our U.S. based subsidiaries, which are 100% owned. The following is condensed, consolidating financial information for BWAY and its subsidiaries, segregating the guarantor subsidiaries and non-guarantor subsidiaries, as of September 27, 2009 and September 28, 2008 and for the three years ended September 27, 2009. We have not presented separate financial statements for the guarantor subsidiaries or the non-guarantor subsidiaries because we believe the statements would not provide materially useful information to investors.

Mr. John Hartz

U.S. Securities and Exchange Commission

March 8, 2010

Item 9A — Controls and Procedures, page 102

SEC Comment No. 7:

We note your statement that a “control system, no matter how well designed and operated, can only provide reasonable assurance, and not absolute assurance, that the objectives of the controls system are met.” In future filings, please revise this disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance for your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Response:

In future filings, we will remove the following paragraph that contains the statement referring to the level of assurance for our disclosure controls and procedures. The paragraph appeared on page 102 of our Form 10-K.

We believe, however, that a controls system, no matter how well designed and operated, can only provide reasonable assurance, and not absolute assurance, that the objectives of the controls systems are met, and an evaluation of controls can provide only reasonable assurance, and not absolute assurance, that all control issues and instances of fraud or error, if any, within a company have been detected.

We hope that this letter is responsive to your comments. Should you require further information or if there are any questions concerning the responses set forth above, please do not hesitate to contact me.

Cordially,

/s/ Michael B. Clauer
Michael B. Clauer
Executive Vice President and Chief Financial Officer